Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

BEANSTALK NETWORKS ACQUISITION LLC, AS BUYER AND

LION, INC., AS SELLER

DATED AS OF MAY 12, 2008

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(continued)

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(continued)

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(continued)

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EXHIBITS
Exhibit A	Form of Non-Competition and Non-Solicitation Agreement
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of IP Assignment Agreement
Exhibit E	Form of Seller’s Legal Opinion
SCHEDULES
Schedule 2.2	Business Assets
Schedule 2.3(e)	Excluded Contracts
Schedule 2.3(f)	Excluded Assets
Schedule 2.4	Assumed Liabilities
Schedule 3.4	Required Consents
Schedule 3.5	Financial Statements
Schedule 3.12	Leased Real Property
Schedule 3.13	Insurance Policies
Schedule 3.14	Intellectual Property
Schedule 3.15	Websites
Schedule 3.16	Business Contracts
Schedule 3.20	Employees
Schedule 3.20(b)	Benefit Plans
Schedule 3.23	Customers and Suppliers
Schedule 3.24	Permits
Schedule 5.3	Operation of Business

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) entered into as of May 12, 2008 by and between Beanstalk Networks Acquisition LLC, a Florida limited liability company (“Buyer”), and Lion, Inc., a Washington corporation (“Seller”). Buyer and Seller are referred to individually as a “Party” and together as the “Parties.”

RECITALS

A. Seller is, among other things, engaged in the business of providing software and services that enable mortgage loan brokers and mortgage lenders to increase their productivity in originating single family residential mortgage loans (such business and operations as presently conducted by Seller being referred to herein as the “Business”).

B. The Business is comprised of certain assets and liabilities currently owned or used by Seller.

C. Seller desires to sell, transfer and assign to Buyer, and Buyer desires to purchase from Seller, the Business Assets (as hereinafter defined), and Buyer is willing to assume, the Assumed Liabilities (as hereinafter defined), in each case as more fully described and upon the terms and subject to the conditions set forth herein.

D. In connection with the transactions contemplated by this Agreement Buyer and Seller shall enter into a Non-Competition and Non-Solicitation Agreement in substantially the form attached hereto as Exhibit A (the “Non-Competition and Non-Solicitation Agreement”).

E. In connection with the transactions contemplated by this Agreement, Buyer and Seller shall enter into: (i) a Bill of Sale in substantially the form attached hereto as Exhibit B (the “Bill of Sale”); (ii) and an Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit C (the “Assumption Agreement”); (iii) an IP Assignment Agreement in substantially the form attached hereto as Exhibit D (the “IP Assignment Agreement”); and (iv) a Sublease with respect to the Premises.

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1 “Adverse Recommendation” shall have the meaning ascribed to such term in Section 5.7(b).

1.2 “Affiliate” of any Person means any Person that controls, is controlled by, or is under common control with such Person. As used herein, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.

1.3 “Agreement” shall have the meaning ascribed to such term in the Preamble.

1.4 “Ancillary Agreements” means the Non-Competition and Non-Solicitation Agreement, Bill of Sale, the Assignment and Assumption Agreement, the IP Assignment Agreement and the Sublease.

1.5 “Asset Acquisition Statement” shall have the meaning ascribed to such term in Section 2.9.

1.6 “Assignment and Assumption Agreement” shall have the meaning ascribed to such term in paragraph E of the Recitals.

1.7 “Assumed Liabilities” shall have the meaning ascribed to such term in Section 2.4.

1.8 “Balance Sheets” shall have the meaning ascribed to such term in Section 3.5.

1.9 “Balance Sheet Date” shall have the meaning ascribed to such term in Section 3.5.

1.10 “Benefit Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, contributed to, or required to be contributed to, by Seller or any ERISA Affiliate for the benefit of any Employee, or with respect to which Seller or any ERISA Affiliate has or may have any liability or obligation

1.11 “Bill of Sale” shall have the meaning ascribed to such term in paragraph E of the Recitals.

1.12 “Business” shall have the meaning ascribed to such term in paragraph A of the Recitals.

1.13 “Business Assets” shall have the meaning ascribed to such term in Section 2.2.

1.14 “Business Contracts” shall have the meaning ascribed to such term in Section 3.16(a).

1.15 “Business Day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in the State of Florida or any other day on which banking institutions are not required to be open in the State of Washington.

1.16 “Business Records” means all books, records, ledgers and files or other similar information of Seller exclusively used or held for use in the operation or conduct of the Business, including price lists, customer lists, vendor lists, mailing lists, warranty information, catalogs, sales promotion literature, advertising materials, brochures, records of operation, standard forms of documents, manuals of operations or business procedures, research materials and product testing reports required by any Governmental Entity, but excluding any such items to the extent any applicable Law prohibits their transfer.

1.17 “Buyer” shall have the meaning ascribed to such term in the Preamble.

1.18 “Buyer Closing Deliverables” shall have the meaning ascribed to such term in Section 2.8.

1.19 “Buyer Tax Returns” shall have the meaning ascribed to such term in Section 5.5(b).

1.20 “Claim Notice” shall have the meaning ascribed to such term in Section 7.1(c).

1.21 “Closing” shall have the meaning ascribed to such term in Section 2.6.

1.22 “Closing Date” shall have the meaning ascribed to such term in Section 2.6.

1.23 “Code” means the Internal Revenue Code of 1986, as amended.

1.24 “Confidential Information” shall have the meaning ascribed to such term in Section 3.14(a).

1.25 “Confidentiality Obligations” shall have the meaning ascribed to such term in Section 5.6.

1.26 “Copyrights” shall have the meaning ascribed to such term in Section 3.14(a).

1.27 “Damages” shall have the meaning ascribed to such term in Section 7.1(a).

1.28 “Designated Employee” shall have the meaning ascribed to such term in Section 5.8(b).

1.29 “Direct Claim” shall have the meaning ascribed to such term in Section 7.1(c).

1.30 “Domain Name Rights” shall have the meaning ascribed to such term in Section 3.14(a).

1.31 “Employee” shall mean any current or former employee, consultant or director of Seller or any ERISA Affiliate, who has provided services to Seller or any of its predecessors.

1.32 “Employment Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or other agreement, contract or understanding between Seller or any ERISA Affiliate and any Employee

1.33 “Employment Liabilities” shall mean any and all claims, debts, liabilities, commitments and obligations, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever or however arising, including all costs and expenses relating thereto arising under law, rule, regulation, permit, action or proceeding before any governmental authority, order or consent decree or any award of any arbitrator of any kind relating to any Benefit Plan, Employment Agreement or otherwise relating to an Employee and his or her employment with Seller or any ERISA

1.34 “Environmental Law” means all federal, state, local and foreign laws and regulations relating to pollution or protection of the environment or exposure of any individual to Hazardous Materials, including laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport or handling of Hazardous Materials and including any Hazardous Materials related electronic waste, product content or product take-back requirements.

1.35 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.36 “ERISA Affiliate” shall mean each subsidiary of Seller and any other person or entity under common control with Seller or any of its subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

1.37 “Excluded Assets” shall have the meaning ascribed to such term in Section 2.3.

1.38 “Excluded Liabilities” shall have the meaning ascribed to such term in Section 2.5.

1.39 “Financial Statements” shall have the meaning ascribed to such term in Section 3.5.

1.40 “GAAP” shall have the meaning ascribed to such term in Section 3.5.

1.41 “Governmental Entity” shall have the meaning ascribed to such term in Section 3.4.

1.42 “Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials (ACM), hazardous substances, petroleum and petroleum products or any fraction thereof.

1.43 “Inappropriate Content” shall have the meaning ascribed to such term in Section 3.15(i).

1.44 “Indemnification Basket” shall have the meaning ascribed to such term in Section 7.1(b).

1.45 “Indemnification Cap” shall have the meaning ascribed to such term in Section 7.1(b).

1.46 “Indemnified Party” shall have the meaning ascribed to such term in Section 7.1(a).

1.47 “Indemnifying Party” shall have the meaning ascribed to such term in Section 7.1(a).

1.48 “Insurance Policies” shall have the meaning ascribed to such term in Section 3.13.

1.49 “Intellectual Property” shall have the meaning ascribed to such term in Section 3.14(a).

1.50 “Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.14(a).

1.51 “International Employee Plan” shall mean each Benefit Plan that has been adopted or maintained by Seller or any ERISA Affiliate, whether informally or formally, or with respect to which Seller or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform or performed services outside the United States.

1.52 “Inventions” shall have the meaning ascribed to such term in Section 3.14(a).

1.53 “Inventory” means all inventory, including raw materials, work in process and finished products held for use in the operation or conduct of the Business, and any rights of Seller to the warranties received from suppliers and any related claims, credits, rights of recovery and setoff with respect to such Inventory, but only to the extent such rights are assignable to Buyer.

1.54 “IP Assignment Agreement” shall have the meaning ascribed to such term in paragraph E of the Recitals.

1.55 “Law” means any national, federal, state, provincial or local law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree of any Governmental Entity.

1.56 “Lease” shall have the meaning ascribed to such term in Section 3.12.

1.57 “Legal Proceeding” shall have the meaning ascribed to such term in Section 3.17.

1.58 “License Agreement” shall have the meaning ascribed to such term in Section 3.14(m).

1.59 “Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, charge, security interest, easement, covenant, right of way, restriction (excepting those restrictions imposed by federal or state securities laws), equity or encumbrance of any nature whatsoever in or on such asset, other than liens for Taxes that are not yet due and payable, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

1.60 “Material Adverse Effect” means when used in connection with Seller, any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate with all such other changes, developments, events, occurrences, effects or states of facts is, or is reasonably likely to be, materially adverse to the business, assets, condition (financial or other) or results of operations or business prospects of Seller; provided, that none of the following shall be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect: (a) any change, development, event, occurrence, effect or state of facts arising out of or resulting from (i) capital market conditions generally or general economic conditions, including with respect to interest rates or currency exchange rates, (ii) geopolitical conditions or any outbreak or escalation of hostilities, acts of war or terrorism occurring after the date of this Agreement, (iii) any hurricane, tornado, flood, earthquake or other natural disaster occurring after the date of this Agreement, (iv) any change in applicable law, regulation or GAAP (or authoritative interpretation thereof) which is proposed, approved or enacted after the date of this Agreement, (v) general conditions in the industry in which Seller operates, (vi) the failure, in and of itself, of Seller to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics after the date of this Agreement, and (vii) the announcement and pendency of this Agreement and the transactions contemplated hereby, compliance with the covenants contained herein, and any loss of or change in relationship with any customer, supplier, distributor or other business partner, or departure of any employee or officer, of Seller, except, in the cases of clauses (i), (ii), (iii), (iv) and (v), to the extent that Seller is materially disproportionately affected thereby compared with other participants in the industry in which Seller operates (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect); (b) any existing event, occurrence or circumstance concerning a Party with respect to which the other Party has knowledge as of the date hereof; and (c) any adverse change in or effect on the business of Seller that is cured thereby before the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Section 8.1.

1.61 “Moral Rights” shall have the meaning ascribed to such term in Section 3.14(a).

1.62 “Multiemployer Plan” means any Pension Plan which is a “multiemployer plan,” as defined in Section 3(37) of ERISA.

1.63 “Non-Competition and Non-Solicitation Agreement” shall have the meaning ascribed to such term in paragraph E of the Recitals.

1.64 “Notice of Superior Proposal” shall have the meaning ascribed to such term in Section 5.7(b).

1.65 “Open Source Materials” shall have the meaning ascribed to such term in Section 3.14(q).

1.66 “Ordinary Course of Business” means the ordinary course of the Business as conducted by Seller, consistent with past practice.

1.67 “Patent Rights” shall have the meaning ascribed to such term in Section 3.14(a).

1.68 “Party” and “Parties” shall have the meaning ascribed to such term in the Preamble.

1.69 “Pension Plan” shall mean each Benefit Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

1.70 “Permits” shall have the meaning ascribed to such term in Section 3.24.

1.71 “Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust, unincorporated organization or other entity, including any Governmental Entity.

1.72 “Personality Rights” shall have the meaning ascribed to such term in Section 3.14(a).

1.73 “Post-Closing Period” means any taxable period or portion of a period that begins after the Closing Date.

1.74 “Pre-Closing Period” means any taxable period or portion of a period that begins on or before the Closing Date and ends on the Closing Date.

1.75 “Premises” means the facilities located at 2801 Hollycroft Street, Gig Harbor, Washington 98335.

1.76 “Privacy Statements” means, collectively, any and all of Seller’s privacy policies published on its Website or otherwise made available by Seller to third parties regarding the collection, retention, use and distribution of the personal information of individuals, including, without limitation, from visitors of any of its Websites.

1.77 “Purchase Price” shall have the meaning ascribed to such term in Section 2.1.

1.78 “Receivables” means all trade accounts receivable and other rights to payment from customers of Seller to the extent primarily relating to or from the conduct or operations of the Business prior to the Closing Date.

1.79 “Registered Intellectual Property Rights” means all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any state, government, or other public legal authority at any time in any jurisdiction, including without limitation all applications, reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations, and continuations-in-part associated with Patent Rights.

1.80 “Required Consents” shall mean the required consents set forth on Schedule 3.4.

1.81 “Seller” shall have the meaning ascribed to such term in the Preamble.

1.82 “Seller Acquisition Agreement” shall have the meaning ascribed to such term in Section 5.7(b).

1.83 “Seller Certificate” shall have the meaning ascribed to such term in Section 6.2(c).

1.84 “Seller Closing Deliverables” shall have the meaning ascribed to such term in Section 2.7.

1.85 “Seller Licensed Intellectual Property” shall have the meaning ascribed to such term in Section 3.14(m).

1.86 Seller Tax Returns” shall have the meaning ascribed to such term in Section 5.5(a).

1.87 “Seller’s Intellectual Property” means all Intellectual Property in, arising out of, or associated with the Business Assets, or included in the Excluded Assets.

1.88 “Seller’s Intellectual Property Rights” means all Intellectual Property Rights in, arising out of, or associated with the Business Assets, or included in the Excluded Assets.

1.89 “Seller’s Registered Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.14(g).

1.90 “Software” means computer programs of any type or form (including source code and object code), including code, scripts, applets, engines, generators, and macros, and related programmers’ comments, data files and structures, header and include files, macros, object libraries, programming tools not commercially available, technical specifications, flowcharts, and logic diagrams, schematics, annotations, and documentation.

1.91 “Sublease” means the sublease of the Premises from Seller to Buyer. Such Sublease shall (i) be for fifty percent (50%) of the square footage of the Premises; (ii) be on a month to month basis; (iii) provide that if Buyer intends to occupy the Premises beyond the date of Seller’s final dissolution, Seller shall prepay the remaining lease payments to the Premises’ landlord and Buyer shall pay its pro rata portion of such prepayment to Seller; (iv) provide that Buyer will pay its pro rata portion of the maintenance costs associated with the lease of the Premises; and (iv) be in a form reasonably satisfactory to Buyer.

1.92 “Superior Proposal” means any bona fide offer made by a third party that if consummated would result in such Person (or its shareholders) owning, directly or indirectly, more than 66.67% of the shares of Seller’s capital stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Seller, which the board of directors of Seller determines in good faith (after consultation with its financial advisors) to be (i) more favorable to the shareholders of Seller from a financial point of view than the purchase of the Business Assets, and taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement in response to such offer or otherwise) and (ii) reasonably capable of being completed on or before September 30, 2008 and on the terms proposed, taking into account all financial, legal, regulatory, and other aspects of such proposal.

1.93 “Survival Period” shall have the meaning ascribed to such term in Section 7.1(a).

1.94 “Takeover Proposal” means any inquiry (including a request for a waiver or amendment of an existing agreement), proposal or offer from any Person (other than Buyer or an Affiliate thereof) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets or businesses that constitute 25% or more of the revenues, net income or assets of Seller, or 25% or more of any class of equity securities of Seller; any tender offer or exchange offer that if consummated would result in any Person beneficially owning 25% or more of any class of equity securities of Seller; or any merger, consolidation, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Seller pursuant to which any Person or the shareholders of any Person would own 25% or more of any class of equity securities of Seller or of any resulting parent company of Seller, in each case other than the transactions contemplated by this Agreement.

1.95 “Tax Returns” means all reports, returns, declarations, statements or other information supplied to a taxing authority in connection with Taxes.

1.96 “Taxes” means all taxes, including income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof, and including any liability for the Taxes of another Person.

1.97 “Termination Date” shall have the meaning ascribed to such term in Section 8.1(d).

1.98 “Terms and Conditions” means any and all of the visitor terms and conditions published on Seller’s Websites governing visitor’s use of and access to any of its Websites.

1.99 “Third Party Claim” shall have the meaning ascribed to such term in Section 7.1(c).

1.100 “Trademarks” shall have the meaning ascribed to such term in Section 3.14(a).

1.101 “Trademark Rights” shall have the meaning ascribed to such term in Section 3.14(a).

1.102 “Trade Secret Rights” shall have the meaning ascribed to such term in Section 3.14(a).

1.103 “Transfer Taxes” shall have the meaning ascribed to such term in Section 2.12.

1.104 “Webpage” shall means a page, document, or file viewable within a Website (i.e., that is presented as part of the Website and not as a link to another Website).

1.105 “Website” shall mean the Webpages located at the following urls: www.lionbroker.com; www.lioninc.com; www.lionmts.com; www.lionmts.org; www.lionmts.biz; and www.lionmts.net.

1.106 “Works of Authorship” shall have the meaning ascribed to such term in Section 3.14(a).

ARTICLE II
THE TRANSACTION

2.1 The Transaction. On the Closing Date and effective as of the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title and interest in and to the Business Assets, in exchange for (x) a cash payment to Seller in the amount of $525,000 (the “Purchase Price”) and (y) the assumption by Buyer of the Assumed Liabilities.

2.2 Business Assets. For purposes of this Agreement, the term “Business Assets” means all the assets, properties and rights of Seller used, or contemplated to be used, in connection with the operation of the Business, including, but not limited to, those assets set forth on Schedule 2.2, except for the Excluded Assets.

2.3 Excluded Assets. Notwithstanding anything in Article II to the contrary, it is hereby expressly acknowledged and agreed that the Business Assets shall not include, and Seller is not selling, conveying, assigning, transferring or delivering to Buyer, and Buyer is not purchasing, acquiring or accepting from Seller, any of the rights, properties or assets set forth or described in paragraphs (a) through (e) below (the rights, properties and assets expressly excluded by this Section 2.3 from the Business Assets being referred to herein as the “Excluded Assets”):

(a) all cash and cash equivalents;

(b) all Receivables;

(c) all of Seller’s minute books, stock records and corporate seals;

(d) all Insurance Policies;

(e) all contracts listed on Schedule 2.3(e);

(f) all assets listed on Schedule 2.3(f); and

(g) all rights and interest pursuant to Seller’s lease to the Premises, subject to the terms of the Sublease.

2.4 Assumed Liabilities. On the Closing Date, Buyer shall execute and deliver to Seller the Assumption Agreement, pursuant to which Buyer shall accept, assume and agree to pay, perform or otherwise discharge the liabilities and obligations of Seller pursuant to and under the Assumed Liabilities. For purposes of this Agreement, the term “Assumed Liabilities” means all current liabilities and obligations of the Business as set forth and described on Schedule 2.4. Seller shall indemnify and hold Buyer harmless from and against any and all losses, costs, expenses, claims, liabilities, deficiencies, judgments and damages incurred or suffered by Buyer or any of its affiliates related to or arising out of any liabilities or obligations of Seller not listed on Schedule 2.4 as Assumed Liabilities.

2.5 Excluded Liabilities. Buyer shall not assume or be obligated to pay, perform or otherwise discharge any liabilities or obligations of Seller, whether direct or indirect, known or unknown, absolute or contingent, pursuant to and under the Excluded Liabilities. For purposes of this Agreement, the term “Excluded Liabilities” means all obligations and liabilities of Seller, whether known or unknown, not listed on Schedule 2.4.

2.6 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington, or at such location as the Parties may mutually agree, on such mutually agreeable date as soon as practicable (and in any event not later than three business days) after the satisfaction or waiver of all conditions set forth in Article VI hereof (other than those conditions that, by their terms, are not capable of being satisfied or waived until the Closing) (the “Closing Date”).

2.7 Deliveries by Seller. At the Closing, Seller will deliver or cause to be delivered to Buyer the following (the “Seller Closing Deliverables”):

(a) a duly executed counterpart of the Non-Competition and Non-Solicitation Assignment in substantially the form attached hereto as Exhibit A;

(b) a duly executed counterpart of the Bill of Sale in substantially the form attached hereto as Exhibit B;

(c) a duly executed counterpart of the Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit C;

(d) a duly executed counterpart of the IP Assignment Agreement in substantially the form attached hereto as Exhibit D;

(e) a duly executed counterpart of the Sublease;

(f) the Seller Certificate;

(g) a certificate of Seller’s non foreign status that complies with the requirements of Section 1445 of the Code, and the Treasury Regulations promulgated thereunder;

(h) the Required Consents;

(i) a legal opinion from Stoel Rives LLP, Seller’s counsel, in substantially the form attached hereto as Exhibit E; and

(j) all other documents, instruments and writings required to be delivered by Seller at or prior to the Closing Date pursuant to this Agreement and the Ancillary Agreements, and, subject to Section 2.11, all other documents, instruments, declarations, affidavits and writings reasonably requested by Buyer that are reasonably necessary to assign, convey, transfer and deliver to Buyer, good and valid title to the Business Assets.

2.8 Deliveries by Buyer. At the Closing, Buyer will deliver or cause to be delivered to Seller the following (the “Buyer Closing Deliverables”):

(a) an amount equal to the Purchase Price by wire transfer in immediately available funds to an account designated by Seller at least five business days prior to the Closing Date;

(b) a duly executed counterpart of the Non-Competition and Non-Solicitation Assignment in substantially the form attached hereto as Exhibit A;

(c) a duly executed counterpart of the Bill of Sale in substantially the form attached hereto as Exhibit B;

(d) a duly executed counterpart of the Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit C;

(e) a duly executed counterpart of the IP Assignment Agreement in substantially the form attached hereto as Exhibit D;

(f) a duly executed counterpart of the Sublease; and

(g) all other documents, instruments and writings required to be delivered by Buyer at or prior to the Closing Date pursuant to this Agreement and the Ancillary Agreements, and all other documents, instruments, declarations, affidavits and writings reasonably requested by Seller that are reasonably necessary for Buyer to assume the Assumed Liabilities.

2.9 Allocation of Purchase Price. Seller and Buyer recognize their mutual obligations pursuant to Section 1060 of the Code to timely file IRS Form 8594 (the “Asset Acquisition Statement”) with their respective federal income tax returns. The Parties shall timely agree on an allocation of the Purchase Price among the Business Assets consistent with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder. Seller and Buyer shall each timely file an Asset Acquisition Statement conforming to such Purchase Price allocation with their respective income tax returns and neither Seller nor Buyer shall take a Tax position which is inconsistent with such Purchase Price allocation.

2.10 Further Assurances. On and after the Closing, upon the reasonable request of a Party, the other Party shall prepare, execute and deliver such other and further agreements, instruments, certificates, and other documents, and take, do and perform such other and further actions, as may be reasonably necessary or appropriate in order to effectuate the purposes and intent of this Agreement and to consummate the transactions contemplated hereby. In this regard, Seller and Buyer shall, and shall cause their respective affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to transfer and deliver to Buyer and its affiliates and their successors and assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Buyer under this Agreement, and to assure the assumption by Buyer from Seller and its affiliates and their successors and assigns of the liabilities and obligations intended to be assumed by Buyer under this Agreement, and to otherwise make effective the transactions contemplated hereby (including returning to Seller any asset not contemplated by this Agreement to be a Business Asset, which asset was delivered to Buyer at the Closing).

2.11 Third-Party Consents. To the extent that any Business Contract is not assignable without the consent of another party, this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach thereof, prior to obtaining such consent. Seller shall obtain the Required Consents as a condition to Buyer’s obligation to purchase the Business Assets. Following the Closing Date, Seller shall obtain all Required Consents that Seller failed to obtain prior to the Closing, if any, as provided in Section 5.9.

2.12 Sales and Transfer Taxes. Buyer shall pay directly, or reimburse Seller promptly upon demand and proof of payment for, any transfer taxes that may be imposed upon or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereunder (“Transfer Taxes”). Buyer and Seller shall use commercially reasonable efforts, to the extent permitted by Law, to reduce any applicable Transfer Taxes.

2.13 Legal Opinion of Seller’s Counsel. At Closing, Buyer shall reimburse Seller for up to $5,000 in respect of Seller’s documented costs incurred in connection with preparation of the legal opinion referenced in Section 2.7(h).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as of the date hereof, the following:

3.1 Organization, Qualification and Corporate Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. Seller has all requisite corporate power and authority to carry on the Business and to own and use the Business Assets. Seller is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it in the conduct of the Business makes such qualification or licensing necessary.

3.2 Subsidiaries; Powers of Attorney. Other than Tuttle Risk Management Services LLC, a Washington limited liability company, Seller does not own or control, directly or indirectly, any interest in any other corporation, association or other business entity. Seller is not a participant in any joint venture, partnership or other arrangement involving joint ownership of assets and sharing of profits. There are no outstanding powers of attorney executed on behalf of Seller. Seller has never been the successor to any predecessor person or entity.

3.3 Authorization of Transaction. Seller has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the Ancillary Agreements and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement and the Ancillary Agreements have been duly and validly executed and delivered by Seller and (assuming due authorization, execution and delivery by Buyer) constitute valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to bankruptcy, insolvency and similar laws affecting the rights of creditors generally and subject to rules of Law governing specific performance, injunctive relief and other equitable remedies.

3.4 Noncontravention. Neither the execution and delivery by Seller of this Agreement or the Ancillary Agreements, nor the consummation by Seller of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the articles of incorporation or bylaws of Seller, (b) require on the part of Seller any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a “Governmental Entity”), (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of any obligations under, create in any party the right to terminate, modify any provision or cancel, or require any notice, consent or waiver under, any, or any Business Contract listed or required to be listed in Schedule 3.16(a), except for the contracts listed on Schedule 3.4 (the “Required Consents”), (d) result in the imposition of any Lien upon any of the Business Assets, or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to any of the Business Assets.

3.5 Financial Statements. Schedule 3.5 sets forth an unaudited balance sheet (the “Balance Sheets”) of Seller as of March 31, 2008 (the “Balance Sheet Date”), the related quarterly and annual unaudited statements of operations and cash flows of Seller for the fiscal quarter ended March 31, 2008 and the audited financial statements of Seller for the fiscal year ended December 31, 2007 (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with United States Generally Accepted Accounting Principles, applied on a consistent basis throughout the periods covered thereby (“GAAP”), and fairly present in all material respects the financial condition of Seller as of the dates and during the periods indicated therein.

3.6 Inventory. Seller does not own, control or possess any Inventory.

3.7 Absence of Changes. Since the Balance Sheet Date, Seller has not taken any of the following actions:

(a) adopted any employment or severance agreement for the benefit of any Employee, extended any offer letters for at-will employment, materially increased the compensation or fringe benefits of, or materially modified the employment terms of any Employee, or paid any benefit not required by the terms in effect on the Balance Sheet Date of any existing Benefit Plan or other employee benefit plan, program or policy or employment agreement;

(b) sold, leased, licensed or disposed of any assets, other than assets that are not associated with, necessary for or used in connection with the operation of the Business;

(c) acquired any material asset, other than an asset that is not associated with, necessary for or used in connection with the operation of the Business;

(d) licensed Seller’s Intellectual Property Rights to any third party;

(e) incurred or assumed any material liabilities or obligations;

(f) mortgaged or pledged or subjected any Business Asset to a Lien;

(g) changed in any material respect the accounting methods, principles or practices, except insofar as may be required by a change in GAAP or to comply with Seller’s accounting principles or policies;

(h) terminated (except pursuant to its terms), or materially modified or amended any Business Contract;

(i) canceled or compromised any material debt or claim or waived or released any rights of Seller; or

(j) agreed to take any of the foregoing actions.

3.8 No Undisclosed Liabilities. Seller does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in Financial Statements in accordance with generally accepted accounting principles), which individually or in the aggregate, has not been reflected in the Balance Sheets. Seller has no liabilities that would be deemed to be Assumed Liabilities pursuant Section 2.4 other than those liabilities listed on Schedule 2.4 as Assumed Liabilities.

3.9 Title to and Condition of Tangible Assets. Seller has, and as of immediately prior to the Closing will have, good and valid title to all tangible personal property, including equipment, included in the Business Assets, free and clear of any Lien. Seller has, and as of immediately prior to the Closing will have, a valid and binding leasehold interest in any leased equipment, free and clear of any Lien. Each item of tangible personal property included in the Business Assets, and the buildings, improvements, machinery and equipment necessary to the conduct of the Business, has been maintained in accordance with normal industry practice, is in reasonable operating condition in light of its age and is suitable for the purposes for which it presently is used.

3.10 Sufficiency of Assets. Except for (i) the Excluded Assets and (ii) any general corporate or administrative services provided to the Business by Seller, the Business Assets and the Employees include all tangible assets, personnel and rights that are primarily used or held for use by Seller in the operation or conduct of the Business, and are sufficient for the conduct of the Business by Buyer immediately following the Closing in substantially the same manner as presently conducted by Seller.

3.11 Bulk Sales Laws; Ability to Pay Creditors. The sale of the Business Assets to Buyer and the transactions contemplated in this Agreement are not subject to the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction. Following the consummation of the transactions contemplated in this Agreement, Seller will have the sufficient cash to meet its obligations to creditors.

3.12 Real Property. Seller has good and valid leasehold interest in the Premises free and clear of all Liens. With respect to the lease affecting the Premises (the “Lease”), there exists no default by Seller or any event or circumstance which upon notice or the passage of time, or both, would give rise to any default by Seller, nor, to the knowledge of Seller, is there any such default or events or circumstances of default by any lessor or subtenant under such Lease. No party other than Seller has the right to occupy the Premises. Seller is not required to incur any material cost or expense for any restoration or surrender obligations upon the expiration or earlier termination of the Lease. Schedule 3.12 contains a list of all real property leased by Seller.

3.13 Insurance. Schedule 3.13 contains a list of all insurance policies (“Insurance Policies”) that are currently held by Seller, true and complete copies of which have been made available to Buyer. All Insurance Policies are in the name of Seller, outstanding and in full force and effect, and all premiums due with respect to such policies are currently paid. Seller has not received notice of cancellation or termination of any such policy, nor has it been denied or had revoked or rescinded any policy of insurance, nor has it borrowed against any such policies. There are and have been no claims against any Insurance Policies and no insurance carrier has denied or threatened to deny coverage. Seller carries, or is covered by, insurance with companies that Seller believes as of the date of this Agreement to be financially sound and reputable in such amounts with such deductibles and against such risks and losses as are reasonable for the business and assets of the Business.

3.14 Intellectual Property.

(a) For the purposes of this Agreement:

(i) “Intellectual Property” means intellectual property, regardless of form, including without limitation: (a) published and unpublished works of authorship, including without limitation audiovisual works, collective works, Software, compilations, databases, derivative works, literary works, maskworks, and sound recordings (“Works of Authorship”); (b) inventions and discoveries, including without limitation articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (c) words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including without limitation logos, product designs, and product features (“Trademarks”); and (d) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including without limitation algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, and techniques (“Confidential Information”).

(ii) “Intellectual Property Rights” means all rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including without limitation: (a) rights in, arising out of, or associated with Works of Authorship, including without limitation rights in maskworks and databases and rights granted under the Copyright Act (“Copyrights”); (b) rights in, arising out of, or associated with Inventions, including without limitation rights granted under the Patent Act (“Patent Rights”); (c) rights in, arising out of, or associated with Trademarks, including without limitation rights in the “look and feel” of objects and rights granted under the Lanham Act (“Trademark Rights”); (d) rights in, arising out of, or associated with Confidential Information, including without limitation rights granted under the Uniform Trade Secrets Act (“Trade Secret Rights”); (e) rights in, arising out of, or associated with a person’s name, voice, signature, photograph, or likeness, including without limitation rights of personality, privacy, and publicity (“Personality Rights”); (f) rights of attribution and integrity and other moral rights of an author (“Moral Rights”); and (g) rights in, arising out of, or associated with Domain Names, including keyword associations in any search engine or directories (“Domain Name Rights”).

(b) Seller owns and has good and marketable title to, or otherwise has the right to use, Seller’s Intellectual Property Rights. Seller does not know of any third parties that claim to own any of Seller’s Intellectual Property Rights. Seller has the right to transfer all of its right, title, and interest in and to Seller’s Intellectual Property and Seller’s Intellectual Property rights without restriction, to the extent the same is transferred under this Agreement.

(c) Except as set forth on Schedule 3.16, Seller’s Intellectual Property Rights are valid and enforceable, provided that this representation shall be limited to Seller’s knowledge with respect those of Seller’s Intellectual Property Rights owned by third parties and licensed to Seller. Seller does not know of any facts or circumstances that could impair the validity or enforceability of any of Seller’s Intellectual Property Rights.

(d) To the extent owned by Seller, Seller may exercise, transfer, or license Seller’s Intellectual Property and Seller’s Intellectual Property Rights without restriction or payment to a third party, and Buyer will be able to exercise, transfer, or license Seller’s Intellectual Property or Seller’s Intellectual Property Rights in the same manner following the Closing.

(e) Seller is not obligated to transfer or license any of Seller’s Intellectual Property or Seller’s Intellectual Property Rights to a third party.

(f) Seller takes reasonable steps to maintain the secrecy of Confidential Information that is being transferred as part of the Business Assets from which Seller derives independent economic value, actual or potential, from such Confidential Information not being generally known. Neither Seller nor any other Person acting on its behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code that is Seller’s Intellectual Property.

(g) Section 3.14(g) of Schedule 3.14 (i) lists all Registered Intellectual Property Rights owned by Seller and material unregistered Intellectual Property Rights to be transferred as part of the Business Assets, including Domain Names Rights and Trademark Rights registrations and applications related to the Domain Names and Websites included in the Business Assets (“Seller’s Registered Intellectual Property Rights”); (ii) identifies all third parties that share rights to Seller’s Registered Intellectual Property Rights with Seller, including without limitation joint owners and co-applicants; and (iii) lists all actions that must be taken by Seller within 90 days of the Closing Date to maintain the validity or enforceability of Seller’s Registered Intellectual Property Rights.

(h) Section 3.14(h) of Schedule 3.14 lists all (i) exclusive licenses and rights to Seller’s Intellectual Property and Seller’s Intellectual Property Rights granted by Seller; and (ii) non-exclusive licenses and rights to Seller’s Intellectual Property and Seller’s Intellectual Property Rights granted by Seller, other than for mass market or “off-the-shelf” Intellectual Property and Intellectual Property Rights. Seller does not know of any material breach of the agreements relating to the grant of these licenses and rights.

(i) Section 3.14(i) of Schedule 3.14 lists all (i) exclusive licenses and rights to Intellectual Property and Intellectual Property Rights granted to Seller and to be transferred as part of the Business Assets; and (ii) nonexclusive licenses and rights to Intellectual Property and Intellectual Property Rights granted to Seller and to be transferred as part of the Business Assets. Seller does not know of any material breach of the agreements relating to the grant of these licenses and rights.

(j) To the knowledge of Seller, the conduct and content of the Business up to and including as it is conducted immediately prior to the Closing has not and does not infringe, misappropriate, or otherwise violate the Intellectual Property Rights of a third party. Seller has not received notice of a claim that the conduct of the Business infringes, misappropriates, or otherwise violates the Intellectual Property Rights of a third party. Section 3.14(j) of Schedule 3.14 lists each obligation and each duty of Seller with respect the infringement, misappropriation, or violation of the Intellectual Property Rights of a third party by Seller or as a result of the conduct of the Business, including all warranties, indemnities, and agreements to defend.

(k) Seller does not know of a material infringement, misappropriation or violation of Seller’s Intellectual Property Rights.

(l) Neither this Agreement nor the completion of the transactions contemplated by this Agreement will result in any of the following to the extent that the following would not have occurred in the absence of this Agreement or the completion of the transactions contemplated by this Agreement: (i) Buyer granting to any third party any right to any Intellectual Property Rights owned by or licensed to Buyer; (ii) Buyer becoming bound by or made subject to any non-compete or other restriction on the operation or scope of its businesses; or (iii) Buyer being obligated to pay any royalties or other amounts to any third party in excess of those payable by Buyer prior to the Closing.

(m) Seller’s Intellectual Property Rights contain only those items and rights which are: (i) owned by Seller; (ii) in the public domain; or (iii) rightfully used by Seller pursuant to a valid and enforceable license or other agreement (the “Seller Licensed Intellectual Property”), the parties, date, term and subject matter of each such license or other agreement, except licenses or agreements for mass market or “off-the-shelf” products, (each, a “License Agreement”) being set forth on Section 3.14(m)(1) of Schedule 3.14. The License Agreements are valid and binding obligations of Seller, enforceable in accordance with their terms, and there exists no event or condition which will result in a violation or breach of, or constitute a default by Seller or, to the knowledge of Seller, the other party thereto, under any such License Agreement. Except as set forth in Section 3.14(m)(2) of Schedule 3.14, Seller has no agreements or arrangements with any Persons related to Confidential Information or Trade Secret Rights of such Persons relating to the Business or the Business Assets or restricting Seller’s ability to engage in business activities relating to the Business or the Business Assets.

(n) All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of Seller’s Intellectual Property Rights, have executed nondisclosure agreements in the form set forth in Section 3.14(n)(1) of Schedule 3.14 and those Persons who have significantly contributed to the development of Seller’s Intellectual Property Rights are set forth in Section 3.14(n)(2) of Schedule 3.14 either (i) have been a party to an enforceable “work-for-hire” arrangement or agreements with Seller in accordance with applicable Law that has accorded Seller full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of Seller as assignee that have conveyed to Seller effective and exclusive ownership of all tangible and intangible property thereby arising.

(o) Seller is not, and, as a result of the execution or delivery of this Agreement or performance of their obligations hereunder, will not be, in violation of any material license, sublicense, agreement or instrument to which either is a party or otherwise bound, nor will execution or delivery of this Agreement, or performance of their obligations hereunder, cause the diminution, termination or forfeiture of any of Seller’s Intellectual Property Rights.

(p) To the knowledge of Seller, the Business Assets and the related Websites do not contain any Software (i) designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetical disruptions or distortions, the operation of the Business Assets or the related Websites (e.g., viruses or worms); (ii) that would disable the Business Assets or the related Websites or any computer system or impair in any way their operation based on the elapsing of a period of time, the exceeding of an authorized number of copies, or the advancement to a particular date or other numeral (e.g., time bombs, time locks, or drop dead devices); (iii) intended to permit Seller or any third party to access the Business Assets or the related Websites or any computer system (e.g., traps, access codes, or trap door devices); or (iv) intended to permit Seller or any third party to track, monitor, or otherwise report the operation and use of the Business Assets or the related Websites.

(q) Section 3.14(q) of Schedule 3.14 sets forth all Software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License) (“Open Source Materials”) used by Seller in the operation of the Business. Section 3.14(q) of Schedule 3.14 describes the manner in which these Open Source Materials were used, including whether and how the Open Source Materials were modified or distributed by Seller. Seller has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Business Assets or the related Websites; (ii) distributed Open Source Materials in conjunction with any of the Business Assets or the related Websites; or (iii) used Open Source Materials that create, or purport to create, obligations for Seller with respect to Business Assets or the related Websites or grant, or purport to grant, to any third party, any rights or immunities under Seller’s Intellectual Property Rights (including, but not limited to, using any Open Source Materials that require, as a condition of use, modification or distribution of the Open Source Materials that other software incorporated into, derived from or distributed with the Open Source Materials be (1) disclosed or distributed in source code form, (2) be licensed for the purpose of making derivative works, or (3) be redistributable at no charge).

(r) No government funding, facilities, or resources of a university, college, other educational institution or research center or funding from third parties were used in the development of the Business Assets or the related Websites and no government entity, university, college, other educational institution, or research center has any claim or right in or to the Business Assets.

(s) Seller has complied with any Privacy Statement and Terms and Conditions it has made available to users.

(t) Seller owns and possesses source code for all software owned by it and has valid licenses and possesses or has access to source code for all software products owned, distributed and presently supported by it. Seller has taken all actions customary in the software industry to document the software that is Seller’s Intellectual Property and its operation, such that such software, including the source code and documentation, have been written in a clear and professional manner so that they may be understood, modified and maintained in an efficient manner by reasonably competent programmers.

3.15 Websites. The Websites’ statistics provided to Buyer by Seller are true, accurate and not misleading and represent the activities of legitimate users of Seller’s Websites.

(a) The data relating to Websites provided to Buyer by Seller are true, accurate and not misleading.

(b) To the knowledge of Seller, no techniques or technology has been used by any person to artificially increase or change the number or details of the activities of the users on Seller’s Websites or otherwise to create a false or invalid impression of use of such Websites (including the number of unique users). Without prejudice to the generality of the foregoing, to the knowledge of Seller, no robots, Software or tools have been used to imitate unique users of Seller’s Websites.

(c) Section 3.15(d) of Schedule 3.15 sets forth a summary of how Seller’s Websites’ traffic is generated, including from search engines and links, and, to the knowledge of Seller, such generation will not be impacted by Closing.

(d) Section 3.15(e) of Schedule 3.15 sets forth a comprehensive list that, to the knowledge of Seller, lists all websites that link to Seller’s Websites.

(e) To the knowledge of Seller and to the extent that content has been obtained by or on behalf of Seller, it has been obtained without breaching any third party’s Intellectual Property Rights or any agreement or applicable law or regulation.

(f) All content provided by users of the Websites for inclusion in or publication on the Websites has been reviewed by Seller and, in line with Seller’s Privacy Statement and Terms and Conditions, has been edited and where appropriate rejected. As of the Closing Date there is not more than a 72 hour backlog in reviewing content provided by users of the Websites for inclusion in or publication on the Websites.

(g) Section 3.15(h) of Schedule 3.15 sets forth a summary of all material ongoing development projects in relation to Seller’s Websites (including Software development for the provision of additional functionality).

(h) To the knowledge of Seller, Seller’s Websites have been operated and used in accordance with all applicable Laws and regulations of any jurisdiction to which they are subject. To the knowledge of Seller, all legal notices, terms of use and other information which is required to be brought to the attention of users of websites under such laws and regulations is provided on the Websites in a manner which fulfils all applicable legal requirements.

(i) To the knowledge of Seller, the content provided by users of Seller’s Websites for inclusion in or publication on such Websites does not violate or infringe any Laws or regulations of any jurisdiction to which they are subject (“Inappropriate Content”).

(j) The content produced by Seller or contractors acting on its behalf for inclusion in or publication on Seller’s Websites does not include any Inappropriate Content.

(k) Seller has immediately removed from its Websites all content in respect of which it has become aware, that such content is Inappropriate Content or in breach of third party rights.

(l) To the knowledge of Seller, the details of the Business as listed on the Websites and provided to Buyer during its due diligence are in all material respects true, accurate and not misleading.

3.16 Contracts.

(a) Schedule 3.16 lists all contracts, agreements, leases, subleases, supply contracts, customer contracts, purchase orders, sales orders and other instruments primarily used or held for use in the operation or conduct of the Business and to which Seller is a party or by which the Business Assets are otherwise bound (each a “Business Contract” and collectively, the “Business Contracts”). All agreements between Seller and its customers have been entered into pursuant to Seller’s standard click-through end user license agreement, a copy of which has been provided to Buyer by Seller, and are assignable to Buyer without consent from the applicable customer or any third party.

(b) Seller has made available to Buyer a complete and accurate copy of each material Business Contract and examples of each other type of Business Contract. With respect to each Business Contract listed on Schedule 3.16: (i) the contract is, as of the date hereof, legal, valid, binding and enforceable against Seller and in full force and effect, subject to bankruptcy, insolvency and similar laws affecting the rights of creditors generally and subject to rules of Law governing specific performance, injunctive relief and other equitable remedies; and (ii) neither Seller nor, to the knowledge of Seller, any other party thereto, is, as of the date hereof, in material breach or violation of, or default under, any such Business Contract.

3.17 Litigation. There is no injunction, judgment, order, decree, ruling, charge, action, suit, proceeding, claim, arbitration or to the knowledge of Seller, investigation, before any Governmental Entity (a “Legal Proceeding”) which is pending and, to the knowledge of Seller, there is no material Legal Proceeding threatened against Seller in connection with the Business. Seller has not received written notice of any overt threat by any third party of the intent to file an action or claim, or initiate a proceeding or arbitration, which would be a material Legal Proceeding with respect to the Business.

3.18 Certain Relationships with Seller. No officer or director of Seller possesses, directly or indirectly, any material financial interest in any Person with any contractual or business relationship with Seller in connection with the Business; provided, however, that ownership of one percent (1%) or less of any class of securities of any Person with an interest in the Business shall not be deemed to be a material financial interest for purposes of this Section 3.18.

3.19 Taxes.

(a) To the extent that failure to do so would adversely impact Buyer, the Business Assets, Buyer’s use of the Business Assets, the Business or Buyer’s operation of the Business, as of the Closing Date, Seller will have:

(i) prepared and timely filed all Tax Returns required to be filed by Seller and such Tax Returns are or will be true and correct and have been or will be completed in accordance with applicable Law; and

(ii) paid all Taxes and withheld with respect to the Employees and timely remitted to the appropriate governmental authority all federal, state and foreign income, payroll and other Taxes required to be withheld or paid, whether or not shown on any Tax Returns.

(b) To the extent that doing so would adversely impact Buyer, the Business Assets, Buyer’s use of the Business Assets, the Business or Buyer’s operation of the Business, as of the Closing Date, Seller has not been delinquent in the payment of any Tax, whether or not shown on any Tax Returns.

(c) To the best of Seller’s knowledge, no audit or other examination of any Tax Return of Seller is presently in progress, nor has Seller been notified in writing of any request for such an audit or other examination, pursuant to which an assessment would adversely impact Buyer, the Business Assets, Buyer’s use of the Business Assets, the Business or Buyer’s operation of the Business.

(d) No Tax deficiency is outstanding, assessed or proposed against Seller that would adversely impact Buyer, the Business Assets, Buyer’s use of the Business Assets, the Business or Buyer’s operation of the Business.

(e) Seller has not been and will not as of the Closing Date be a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(f) There are no proceedings pursuant to which Seller is disputing any amounts payable for Taxes arising out of Seller’s ownership or operation of the Business Assets that, if adversely determined, would reasonably be expected to adversely impact Buyer.

3.20 Employment Matters. (a) Employees. Schedule 3.20 contains a complete and accurate list of the Employees and shows: (i) Employee name, position held, and annual base salary; (ii) net credited service date; (iii) vacation eligibility for calendar years 2006 and 2007; (iv) visa status; (v) leave status (including type of leave, expected return date for non-disability related leaves and expiration dates for disability leaves); and (vi) the name of any union, collective bargaining agreement or other similar labor agreement covering such Employee.

(b) Pension and Benefit Plans.

(i) Neither Seller nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or had or could have any obligation to, any (A) Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (B) multiple employer plan or to any plan described in Section 413 of the Code, or (C) Multiemployer Plan. Seller does not now, nor has it ever had the obligation to, maintain, establish, sponsor, participate in, or contribute to any International Employee Plan.

(ii) Except as set forth on Schedule 3.20(b)(ii) neither Seller nor any ERISA Affiliate has any Benefit Plans.

(c) No Post Employment Obligations. Neither Seller nor any of its ERISA Affiliates has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

(d) Employment Matters. Seller and its ERISA Affiliates: (i) are in compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) have withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to the wages, salaries and other payments to Employees by virtue employment, the transactions specifically contemplated by this Agreement or otherwise; (iii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) are not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending or, to the knowledge of Seller or any ERISA Affiliate, any threatened or reasonably anticipated claims or actions against Seller or any ERISA Affiliate under any worker’s compensation policy or long-term disability policy with respect to any Employees.

(e) Labor. No work stoppage or labor strike against Seller or any ERISA Affiliate is pending, threatened or reasonably anticipated with respect to the Business. Seller does not know of any activities or proceedings of any labor union to organize any current Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Seller, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Seller. Seller has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Seller is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated with respect to Employees.

(f) No payment or benefit which will or may be made by Seller or its ERISA Affiliates with respect to any Employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code.

3.21 Environmental Matters. Seller (i) has not received any written notice of any alleged claim, violation of or liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability, (ii) has not disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws and (iii) has not entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws.

3.22 Compliance with Laws. Seller has conducted the operations of the Business in compliance with applicable Law.

3.23 Customers and Suppliers. Schedule 3.23 sets forth a list of the Business’ (i) ten largest customers based on revenues of the Business and (ii) ten largest suppliers based on expenses of the Business, in each case, during the fiscal year ended December 31, 2007.

3.24 Permits. Seller (a) owns, holds or possesses all permits, licenses, franchises, approvals, certifications, or authorizations required by any Governmental Entity for the conduct or operations of the Business, including, without limitation, those set forth on Schedule 3.24 (collectively, the “Permits”), and (b) is not in violation of, or default under, any such Permits, except in each case as would not reasonably be expected to have materially adversely affected the Business. Seller has fulfilled and performed in all material respects its obligations under each of the Permits, and no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default under any such Permit or which permits or, after notice or lapse of time or both, would permit, revocation or termination of any material Permit, or which might adversely affect the rights of Seller under any material Permit; no notice of cancellation, of default or of any dispute concerning any material Permit, or of any event, condition or state of facts described in the preceding clause, has been received by, or is known to Seller; and each of the Permits is valid, subsisting and in full force and effect. No Permit will be revoked, terminated prior to its normal expiration date or not renewed solely as a result of the consummation of the transactions contemplated by this Agreement, except, in all cases, for any violation, default, revocation, termination or renewal that would not reasonably be expected to have materially and adversely affected the Business.

3.25 Brokers’ Fees. Other than Krall & Co. Inc., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof, as follows:

4.1 Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Florida.

4.2 Authorization of Transaction. Buyer has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by Buyer of this Agreement and the Ancillary Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company action on the part of Buyer. This Agreement and the Ancillary Agreements have been duly and validly executed and delivered by Buyer and (assuming due authorization, execution and delivery by Seller) constitute valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting the rights of creditors generally and subject to rules of Law governing specific performance, injunctive relief and other equitable remedies.

4.3 Brokers’ Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

4.4 Financing. Buyer will have at Closing sufficient cash funds available to pay the Purchase Price.

ARTICLE V
COVENANTS

5.1 Closing Efforts. Each of the Parties shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

5.2 Regulatory Matters. Each of the Parties shall use commercially reasonable efforts to obtain all authorizations, licenses, consents, orders and approvals of all Governmental Entities that may be or become necessary for the consummation of the transactions contemplated by this Agreement and shall cooperate fully with each other in promptly seeking to obtain all such authorizations, consents, orders and approvals.

5.3 Operation of Business. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing, Seller shall conduct the operations of the Business in the Ordinary Course of Business. Without limiting the generality of the foregoing, except as set forth on Schedule 5.3 or as otherwise required or contemplated by this Agreement, prior to the Closing, Seller shall not, without the written consent of Buyer (such written consent not to be unreasonably withheld, delayed or conditioned):

(a) sell, lease, license or dispose of any assets, other than assets that are not associated with, necessary for or used in connection with the operation of the Business;

(b) acquire any material asset, other than an asset that is not associated with, necessary for or used in connection with the operation of the Business;

(c) license any Intellectual Property to any third party;

(d) incur or assume any material liabilities or obligations;

(e) mortgage or pledge or subject any assets to a Lien;

(f) change in any material respect the accounting methods, principles or practices, except insofar as may be required by a change in GAAP or to comply with Seller’s accounting principles or policies;

(g) terminate (except pursuant to its terms), or materially modify or amend any Business Contract;

(h) cancel or compromise any material debt or claim or waive or release any material rights of Seller, other than debts, claims or rights that are not Business Assets; or

(i) agree to take any of the foregoing actions.

5.4 Access to Information.

(a) During the period commencing with the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to its terms and the Closing, Seller shall afford Buyer and its officers, authorized employees, accountants, counsel and other authorized representatives reasonable access during normal business hours to the properties, books, records and personnel of the Business, as Buyer may reasonably request (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or third-party confidentiality obligation).

(b) After the Closing Date, Seller and Buyer shall provide to each other and to their respective officers, authorized employees, accountants, counsel and other authorized representatives, upon reasonable request (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or third-party confidentiality obligation), reasonable access for inspection and copying of all the Business Records and Permits and any other information existing as of the Closing Date and primarily relating to the Business or the Business Assets, and shall make their respective personnel reasonably available for interviews, depositions and testimony in any legal matter concerning transactions contemplated by this Agreement, and as otherwise may be necessary or desirable to enable the Party requesting such assistance to: (i) comply with any reporting, filing or other requirements imposed by any Governmental Entity, including filing any Tax Returns and responding to Tax audits or Tax authority disputes with respect to the Business and the Business Assets; (ii) assert or defend any claims or allegations in any litigation or arbitration or in any administrative or legal proceeding other than claims or allegations that one Party to this Agreement has asserted against the other; or (iii) subject to clause (ii) above, perform its obligations under this Agreement. The Party requesting such information or assistance shall reimburse the other party for all reasonable and necessary out-of-pocket costs and expenses incurred by such party in providing such information and in rendering such assistance. The access to files, books and records contemplated by this Section 5.4(b) shall be during normal business hours and upon reasonable prior notice and shall be subject to such reasonable limitations as the Party having custody or control thereof may impose to preserve the confidentiality of information contained therein.

5.5 Tax Matters.

(a) Seller Tax Returns. Subject to Section 5.5(b) below, Seller will prepare and file all Tax Returns of Seller (including Tax Returns required to be filed after Closing Date) to the extent such Tax Returns include or relate to the operations of the Business or the use or ownership of the Business Assets attributable to Pre-Closing Periods (the “Seller Tax Returns”). The Seller Tax Returns shall be true, complete and correct and prepared in accordance with applicable Law. Seller will make all payments for Taxes required with respect to the Seller Tax Returns.

(b) Buyer Tax Returns. Buyer will be responsible for the preparation and filing of all Tax Returns it is required to file with respect to Buyer’s ownership or use of the Business Assets or its operation of the Business attributable to Post-Closing Periods (the “Buyer Tax Returns”). The Buyer Tax Returns shall be true, complete and correct and prepared in accordance with applicable Law. Buyer will make all payments for Taxes required with respect to the Buyer Tax Returns.

(c) Property Taxes. In the case of any ad valorem real or personal property Taxes attributable to the Business Assets for which the corresponding Tax Returns cover both a Pre-Closing Period and a Post-Closing Period, Buyer shall prepare such Tax Returns and make all payments required with respect to any such Tax Return; provided, however, that Seller will reimburse Buyer concurrently therewith to the extent that any payment made by Buyer relates to a Pre-Closing Period, prorated on a per diem basis; and further provided, that Buyer will reimburse Seller concurrently therewith to the extent that any payment made by Seller relates to a Post-Closing Period, prorated on a per diem basis.

(d) FIRPTA Certificate. On or prior to the Closing Date, Seller will furnish to Buyer a certificate of non-foreign status as described in Treasury Regulations Section 1.1445-2(b)(2).

5.6 Confidentiality.

(a) Except as provided in Section 5.6(b), each party hereto agrees that this Agreement and every provision hereof shall be strictly confidential and shall not be disclosed to any other person other than: (A) with the written consent of the Parties; (B) if it is required by law; (C) if it is made pursuant to existing contractual obligations; or (D) if it is required by any rule or regulation of any securities exchange or regulatory or governmental body whether or not this has the force of law. Notwithstanding the foregoing, the Parties shall agree on a joint press release promptly following the signing of this Agreement.

(b) Notwithstanding the foregoing, after the Closing Date, the Confidentiality Obligations set forth in Section 5.6(a) shall not prevent or restrict in any way Buyer from announcing to or otherwise notifying third parties at any time that it has purchased the Business and the Business Assets (including notifying them of the amount of the Purchase Price) and introducing itself as successor.

5.7 Exclusivity. (a) From and after the date of this Agreement, Seller shall not, and shall not authorize or permit any of its directors, officers, employees or representatives, directly or indirectly through another Person, to (i) solicit, initiate or encourage, or take any other action designed to, or to facilitate any inquiries with respect to or the making of any Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, any Takeover Proposal. Notwithstanding the foregoing, at any time prior to obtaining the approval of Seller’s shareholders of the transactions contemplated by this Agreement, if the board of directors of Seller determines in good faith (after consultation with Seller’s outside counsel and financial advisors), in response to a bona fide written Takeover Proposal that was unsolicited, made after the date of this Agreement, and did not otherwise result from a breach of this Section 5.7, that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal, then, subject in each case to compliance with Section 5.7(c), Seller may (i) furnish information with respect to Seller to the Person making such Takeover Proposal pursuant to a customary confidentiality agreement, and (ii) participate in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal; provided, that notice of such determination and the basis therefor is promptly (and in any event within 48 hours of such determination) given to Buyer; and provided, further, that such confidentiality agreement (A) is no less restrictive to such Person than the provisions of that certain Non-Disclosure Agreement, between Buyer and Seller, (B) does not provide for an exclusive right to negotiate with Seller, (C) contains “standstill” terms restricting the Person from commencing a public tender offer or otherwise acquiring shares of Seller’s capital stock, and (D) does not hinder or restrict Seller from complying with any provision of this Agreement; and provided, further, that all such information has previously been provided to Buyer or is provided to Buyer prior to or concurrently with the time it is provided to such Person.

(b) Neither the board of directors of Seller nor any committee thereof shall (i) (A) withdraw (or qualify or modify in a manner adverse to Buyer), or publicly propose to withdraw (or qualify or modify in a manner adverse to Buyer), the approval, adoption or recommendation by the board of directors or any committee thereof of this Agreement or the purchase of the Business Assets contemplated by this Agreement or (B) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation”) or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow Seller to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar arrangement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal (other than a confidentiality agreement referred to in Section 5.7(a)) (a “Seller Acquisition Agreement”). Notwithstanding the foregoing, at any time prior to obtaining the approval of Seller’s shareholders of the transactions contemplated by this Agreement and subject to Section 5.7(c), the board of directors of Seller, in response to a Takeover Proposal that the board of directors of Seller determines in good faith (after consultation with its outside counsel and financial advisors) constitutes a Superior Proposal that was unsolicited, made after the date of this Agreement, and did not otherwise result from a breach of this Section 5.7(a), may make an Adverse Recommendation; provided, however, that Seller shall not be entitled to exercise its right to make an Adverse Recommendation pursuant hereto (x) if it is in breach of its obligations under this Section 5.7 and (y) until after the tenth Business Day following Buyer’s receipt of notice (a “Notice of Superior Proposal”) from Seller advising Seller that the board of directors of Seller intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the board of directors (it being understood and agreed that any material amendment to the financial or any other term of such Superior Proposal shall require a new Notice of Superior Proposal and a new ten Business Day period); provided, that if Seller gives notice pursuant to clause (y) within ten Business Days of the date of the Seller shareholders’ meeting, Seller shall, subject to the requirements of applicable law, postpone the Seller shareholders’ meeting to a date and time to ensure that Buyer has ten business days’ notice following receipt of the notice of Superior Proposal before the Seller shareholders’ meeting. In determining whether to make a Seller Adverse Recommendation pursuant to this Section 5.7(b), the board of directors of Seller shall consider in good faith any changes to the financial terms of this Agreement proposed by Buyer in response to a Notice of Superior Proposal or otherwise.

(c) In addition to the obligations of Seller set forth in Sections 5.7(a) and (b), Seller shall provide notice to Buyer of any Takeover Proposal as promptly as reasonably practicable (and in any event within 48 hours) after the receipt or delivery thereof, which notice shall include a description of the material terms and conditions of any such Takeover Proposal (including any changes thereto) and the identity of the Person making any such Takeover Proposal. Seller shall (i) keep Buyer fully informed in all material respects of the status and details (including any change to the terms thereof) of any Takeover Proposal and (ii) provide to Buyer copies of all correspondence and other written material sent or provided to Seller from any Person that describe any of the terms or conditions of any Takeover Proposal, in each case as promptly as reasonably practicable (and in any event within 48 hours) after receipt or delivery thereof.

(d) Nothing contained in this Section 5.7 shall prohibit Seller from (x) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Securities Exchange Act or a statement required under Rule 14a-9 under the Securities Exchange Act or (y) making any disclosure to the shareholders of Seller that is required by applicable law; provided, however, that in no event shall Seller or its board of directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.7(b) (it being understood that any accurate disclosure of factual information to the shareholders of Seller that is required to be made to such shareholders under applicable federal securities laws shall not be considered a modification prohibited by clause (i)(A) of Section 5.7(b)).

5.8 Employees.

(a) Seller Cooperation. During the period commencing on the date of this Agreement and continuing through the Closing Date, Seller shall assist and cooperate with Buyer to identify Seller’s Employees employed in connection with the Business who will be Designated Employees, including by permitting Buyer to review employee files, compensation data, and job descriptions for any such Employees. In the event Buyer identifies additional Employees as Designated Employees in its discretion during such period, Buyer shall notify Seller thereof in writing and Schedule 5.8 shall thereafter be amended to include such additional Designated Employees. After the date of this Agreement, Seller shall promptly provide Buyer with copies of the employment files of all Designated Employees to the extent not already provided to Buyer, and shall promptly provide any additional information about such Employees upon Buyer’s reasonable request. After the date of this Agreement, Seller shall permit Buyer to contact and interview Designated Employees at Seller’s premises during normal business hours, and Seller shall cooperate fully with Buyer in all such respects.

(b) Employment Offers. Within twenty business days of the date of this Agreement, Buyer shall have made offers of “at-will” employment, with a copy or notice to Seller effective as of the Closing Date to all Employees that Buyer desires to hire (each a “Designated Employee”). Buyer will hire each Designed Employee who accepts, by the Closing Date, the offer of employment extended to such individual by Buyer (each a “Transferred Employee”). Any such “at-will” employment offers will: (a) be conditioned on Closing; (b) be subject to and in compliance with Buyer’s standard human resources policies and procedures, including requirements for proof evidencing a legal right to work in the offeree’s country of current employment; (c) have terms, including the position, salary and responsibilities of such Employee, which will be determined by Buyer in its sole discretion; and (d) supersede any prior Employment Agreements and other arrangements with such Employee in effect prior to the Closing Date.

(c) Waiver. Seller hereby waives any condition or restriction which it may have the contractual right to impose with respect to the hiring and employment of Designated Employees by Buyer.

(d) Between the date of this Agreement and the Closing Date, Seller will not, without the prior written consent of Buyer

(i) terminate the employment of any Designated Employee;

(ii) reassign any Designated Employee to another business unit of Seller;

(iii) change, increase or amend the rate of remuneration (cash, equity or otherwise) or any other terms of employment of any Designated Employees or adopt, grant extend or increase the rate or terms of any bonus, insurance pension or other employee benefit plan, payment or arrangement made to, for or with any Designated Employees, except increases pursuant to any applicable law, rule or regulation;

(iv) grant any severance or termination pay (whether payable in cash, stock or other equity instruments) to any Designated Employee, or adopt any new severance plan, amend or modify or alter in any manner any severance plan, agreement or arrangement relating to any Designated Employee on the date hereof; or

(v) adopt or amend any Employment Agreement with any Designated Employee.

(e) Employee Liability Claims. As between the Parties, Seller and any ERISA Affiliate shall (i) sponsor and (ii) assume or retain, as the case may be, and be solely responsible for and indemnify Buyer against all Employment Liabilities, which will under no circumstances be considered an Assumed Liability for purposes of this Agreement.

(f) Non-Solicitation of Employees; No Hire of Employees. Until one year after Closing, Seller shall not (i) directly or indirectly take any action which is calculated to persuade any employee to terminate his or her employment with Buyer other than general solicitations not specifically targeted to Buyer’s employees or (ii) retain the services of any of Buyer’s employees (whether as an employee, contractor or otherwise) or engage in discussions related to the retention of such services.

5.9 Required Consents. Between the signing of this Agreement and the Closing Date, the Parties shall assist and cooperate with each other in doing such things as are necessary, proper or advisable to obtain the Required Consents, including, but not limited to, working with Seller’s vendors to renegotiate Seller’s existing agreements with those vendors. The Parties further agree that following the Closing Date, Seller shall use commercially reasonable efforts to obtain all Required Consents that Seller failed to obtain prior to the Closing.

5.10 Post-Closing Access by Seller. Following the Closing Date, Buyer shall provide Seller with reasonable access to any systems or programs as are needed for Seller to complete its dissolution process.

5.11 Facilitation of Buyer’s Customer Billing. Between the signing of this Agreement and the Closing Date, the Parties shall work together in good faith, and Seller shall use its best efforts to assist and cooperate with Buyer, to enable Buyer to access and use Seller’s customer databases and records as of and from the Closing Date, and to cause customer billing functions to be transitioned to Buyer such that Buyer will be able to process customer accounts at substantially the same service levels as of the Closing Date as existed immediately before the Closing Date.

5.12 Use of “LION, Inc.” Notwithstanding any other term of this Agreement, following the Closing Date and until the date of Seller’s final dissolution, Buyer shall grant Seller a royalty-free license to use the name “LION, Inc.” Buyer further covenants that it shall not use the name “LION, Inc.,” or the Trademark and service mark corresponding to “LION, Inc.” until the date of Seller’s final dissolution.

5.13 Payment of Broker’s Fees. Seller shall be responsible for the payment of any broker, finder, financial advisor, or other similar fee or commission due to Krall & Co. Inc. in connection with the transactions contemplated by this Agreement.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF TRANSACTION

6.1 Conditions to Buyer’s and Seller’s Obligations. The respective obligations of Buyer and Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the condition that no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement.

6.2 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Buyer) of the following additional conditions:

(a) The representations and warranties of Seller set forth in Article III shall have been true and correct in all material respects as of the date hereof, and shall be true and correct in all respects at and as of the Closing as though made at and as of that time, except for inaccuracies the circumstances giving rise to which, individually or in the aggregate, do not constitute, and could not reasonably be expected to result in, a Material Adverse Effect; provided, that to the extent that such representations and warranties are qualified by the term “material” or similar terms, such representations and warranties as so written (including such terms) shall be true and correct in all respects at and as of the Closing Date.

(b) Seller shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing.

(c) Seller shall have delivered to Buyer a certificate executed by an authorized officer of Seller (the “Seller Certificate”) to the effect that each of the conditions specified in clauses (a) and (b) of this Section 6.2 is satisfied in all respects.

(d) Seller shall have delivered to Buyer the Seller Closing Deliverables; provided however, that Seller shall not be required to deliver any Required Consent that Seller cannot obtain due to Buyer’s attempt to re-negotiate the agreement requiring such consent.

(e) Seller shall have provided Buyer access to such information as Buyer shall have reasonably requested in connection with its due diligence review of Seller and the Business Assets and Buyer shall have concluded its due diligence review to its complete satisfaction, in its sole discretion.

6.3 Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Seller) of the following additional conditions:

(a) The representations and warranties of Buyer set forth in Article IV (disregarding each exception or qualification therein relating to materiality) shall have been true and correct on the date hereof and shall be true and correct in all material respects at and as of the Closing as if made as of the Closing.

(b) Buyer shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing.

(c) Buyer shall have delivered to Seller the Buyer Closing Deliverables.

(d) Seller’s shareholders shall have approved the transactions contemplated by this Agreement.

ARTICLE VII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.1 Indemnification.

(a) Indemnification of the Parties. From the Closing Date and until the 90 day anniversary thereof, in the event Seller, on one hand, and Buyer, on the other hand (each, as applicable, an “Indemnifying Party”) breaches any of its representations, warranties or covenants contained in this Agreement, and provided that Buyer, in the event of a breach by Seller, or Seller, in the event of a breach by Buyer (each, as applicable, an “Indemnified Party”) makes a written claim for indemnification within the 90 day period following the Closing Date (the “Survival Period”), then the Indemnifying Party shall indemnify and hold harmless the Indemnified Party from and against any and all Damages, the Indemnified Party shall suffer that are caused proximately by the breach. For purpose of this Section 7, “Damages” shall mean all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, liabilities, obligations, taxes, liens, losses, expenses and fees, including court costs and reasonable attorneys’ fees and expenses, but excluding consequential, incidental or indirect damages, lost profits or punitive damages.

(b) Notwithstanding any other provision to the contrary, neither Party shall have any liability with respect to claims under Section 7(a) unless the total of all Damages with respect to such matters exceeds $10,000 (the “Indemnification Basket”) and then only for the amount of the excess of the Damages over such amount; and neither Party shall have any liability (for indemnification or otherwise) for any Damages that exceed $105,000 (the “Indemnification Cap”); provided, however, that the Indemnification Basket and Indemnification Cap shall not apply to claims related to or arising from (i) fraud, (ii) intentional misrepresentation, and (iii) the Assumed Liabilities (to the extent Seller incurs Damages) and the Excluded Liabilities (to the extent Buyer incurs Damages); and provided, further, that the Survival Period for claims related to or arising from clauses (i) and (ii) of the foregoing proviso of this Section 7(b) shall be the applicable statute of limitations period.

(c) All claims by an Indemnifying Party under this Article 7 shall be asserted and resolved as follows:

(i) In the event that (A) any claim, demand or proceeding is asserted or instituted by any party other than the Parties which could give rise to Damages for which an Indemnifying Party would be liable to an Indemnified Party hereunder (such claim, demand or proceeding, a “Third Party Claim”) or (B) any Indemnified Party hereunder shall have a claim to be indemnified by any Indemnifying Party hereunder which does not involve a Third Party Claim (such claim, a “Direct Claim”), the Indemnified Party shall with reasonable promptness send to the Indemnifying Party a written notice specifying the nature of such claim or demand and the amount or estimated amount (which estimate shall not be conclusive of the final amount of such claim and demand) (a “Claim Notice”) provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent that the rights of the Indemnifying Party are actually prejudiced.

(ii) In the event of a Third Party Claim, the Indemnifying Party may, and upon request of the Indemnified Party shall, retain counsel of its choice, reasonably acceptable to the Indemnified Party, to represent the Indemnified Party and any others the Indemnifying Party may reasonably designate in connection with such claim or demand and shall pay the reasonable fees and disbursements of such counsel with regard thereto. In the event that an Indemnifying Party shall retain such counsel, an Indemnified Party shall have the right to retain its own counsel but the reasonable fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (A) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (B) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one such firm for all such Indemnified Parties. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any claim or demand which the Indemnifying Party defends, or, if appropriate and related to the claim in question, in making any counterclaim against the person asserting the Third Party Claim or demand, or any cross-complaint against any person. No claim or demand may be settled without the consent of the Indemnifying Party, which consent will not be unreasonably withheld. Unless the Indemnifying Party shall have agreed in writing that any and all Damages to the Indemnified Party related to a claim or demand are fully covered by the indemnities provided herein, no such claim or demand may be settled without the consent of the Indemnified Party, which consent will not be unreasonably withheld.

(iii) In the event of a Direct Claim, unless the Indemnifying Party notifies the Indemnified Party within thirty (30) days of receipt of a Claim Notice that it disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder and shall be paid to the Indemnified Party promptly; provided, however, that if a final, non-appealable judicial determination is made that an Indemnified Party is not entitled to any such payment, it shall promptly repay the appropriate amounts to the Indemnifying Party.

ARTICLE VIII
TERMINATION

8.1 Termination of Agreement.

(a) Buyer and Seller may terminate this Agreement by mutual written consent;

(b) Buyer may terminate this Agreement by giving written notice to Seller in the event Seller is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (a) or (b) of Section 6.2 not to be satisfied and (ii) is not cured upon the earlier of (x) 30 days following delivery by Buyer to Seller of written notice of such breach, or (y) the Termination Date;

(c) Seller may terminate this Agreement:

(i) by giving written notice to Buyer in the event Buyer is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (x) would cause the conditions set forth in clauses (a) or (b) of Section 6.3 not to be satisfied and (y) is not cured upon the earlier of (a) 30 days following delivery by Seller to Buyer of written notice of such breach or (b) the Termination Date; or

(ii) upon Seller’s entry into a letter of intent, term sheet, or similar document to accept or approve a Superior Proposal.

(d) Buyer or Seller may terminate this Agreement if the Closing shall not have occurred by September 30, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any Party whose breach of this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before such date; and

(e) Buyer or Seller may terminate this Agreement if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, which order, decree, ruling or other action is final and nonappealable.

8.2 Effect of Termination. Any termination of this Agreement pursuant to Section 8.1 above shall be effective immediately upon delivery of a valid written notice of the terminating Party to the other Party hereto. If any Party terminates this Agreement pursuant to Section 8.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party for willful breaches of this Agreement). Notwithstanding the foregoing, the provisions of Article IX and of the Confidentiality Obligations shall survive the termination of this Agreement; provided, however, that in the event Seller seeks to terminate this Agreement pursuant to Section 8.1(c)(ii), Seller shall pay Buyer a fee of $200,000.

ARTICLE IX
MISCELLANEOUS

9.1 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

9.2 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

9.3 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party.

9.4 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

9.5 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.6 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered (x) three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, (y) one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service or (z) on the date sent after transmission by facsimile with written confirmation, in each case to the intended recipient as set forth below:

If to Buyer:	Copy to:
Beanstalk Networks LLC 314 Clematis Street, Suite 200 West Palm Beach, Florida 33401 Attention: James P. Kelly, Vice President & COO Facsimile: 561-650-8106	Michael Brenner, Esq. Beanstalk Networks Acquisition LLC 314 Clematis Street, Suite 200 West Palm Beach, Florida 33401 Facsimile: 561-650-8106
And Wilson Sonsini Goodrich & Rosati, P.C. 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 Attention: Patrick J. Schultheis Facsimile: 206-883-2699
If to Seller:	Copy to:
Lion, Inc. 2801 Hollycroft Street Gig Harbor, Washington 98335 Attention: David Stedman Facsimile: 877-665-5187	Stoel Rives LLP 600 University Street, Suite 3600 Seattle, WA 98101 Attention: Christopher J. Voss Facsimile: 206.386.7500

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail or electronic mail), but no such noti ce, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Washington without giving effect to any choice or conflict of law provision or rule (whether of the State of Washington or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Washington.

9.8 Jurisdiction; Venue. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the federal courts of the Western District of Washington.

9.9 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Any delay of exercise of any right under this Agreement shall not constitute a waiver of such right.

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. The Parties shall use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.11 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b) Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c) When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated.

(d) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(e) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

9.12 Expenses. Except as expressly provided in this Agreement, the Parties shall bear their respective direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby.

9.13 Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms thereof and that, prior to the termination of this Agreement pursuant to its terms, the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

[Signatures on Following Page]

         IN WITNESS WHEREOF, the Parties have executed this Asset Purchase Agreement as of the date first above written.

                                                                     BUYER:

                                                                     BEANSTALK NETWORKS ACQUISITION LLC

                                                                     By:

                                                                     Name:

                                                                     Title:

                                                                     SELLER:

                                                                     LION, INC.

                                                                     By:

                                                                     Name:      David Stedman

                                                                     Title:     President